Exhibit 99.1

Pembina Pipeline Corporation Announces Further Adjournment of Special Meeting of Class A Preferred Shareholders

CALGARY, May 31, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced that the special meeting of Class A preferred shareholders held on May 31, 2019 to consider the amendment to the Company's articles to increase the limit on the number of Class A preferred shares that the Company is authorized to issue was convened and adjourned, without any business considered, in order to provide Class A preferred shareholders with a further opportunity to vote their Class A preferred shares in favour of the amendment.

The adjourned special meeting of the Company's Class A preferred shareholders will be held at 10:30 a.m. (Mountain time) on June 25, 2019 in the Assiniboine Boardroom at the offices of Blake, Cassels & Graydon LLP, located at Suite 3500, Bankers Hall East Tower, 855 – 2nd Street S.W., Calgary, Alberta. Holders of Class A preferred shares as of the March 15, 2019 record date for the special meeting of Class A preferred shareholders may continue to vote their preferred shares in the same manner as described in the Company's Management Information Circular dated March 15, 2019, which is available on the Company's website under "Investor Centre – Shareholder Information" at www.pembina.com.

If a Class A preferred shareholder has any questions or needs assistance completing their proxy or voting instruction form, please call Kingsdale Advisors at 1-877-657-5859 or email contactus@kingsdale.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

View original content:http://www.prnewswire.com/news-releases/pembina-pipeline-corporation-announces-further-adjournment-of-special-meeting-of-class-a-preferred-shareholders-300859981.html

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2019/31/c3543.html

%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 15:14e 31-MAY-19